UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Epoch Biosciences, Inc.

File No. 000-22170 - CF#22368

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Nanogen, Inc. (acquirer of Epoch Biosciences, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Epoch Biosciences, Inc. excluded from the Exhibits to a Form 10-K filed on March 29, 2002.

Based on representations by Nanogen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21.1	through August 17, 2013
Exhibit 10.21.2	through August 17, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support